[SunTrust Letterhead]

June 24, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving

Re:	SunTrust Banks, Inc. (File No. 001-08918)

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Mr. Irving:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated June 10, 2010, pertaining to the SunTrust Banks, Inc. (the “Company” or “SunTrust”) Form 10-K for the year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended March 31, 2010. For your convenience, we have listed our responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 38

Comment 1

We note your response to prior comment 6 from our letter dated April 23, 2010. We believe the information provided in your response that quantifies the percentage of total troubled debt restructurings by concession type would be useful to investors. Please revise your future filings to disclose this information.

Response

We intend to provide in future filings additional information regarding the nature of loan modifications resulting in troubled debt restructurings (e.g., term extension, rate reduction, or some combination thereof) along with relevant delinquency statistics for each of these categories of troubled debt restructurings. Due to the de minimus number of troubled debt restructurings other than first and second lien residential mortgages and home equity lines of credit, these disclosures will pertain to these loan types for the time being. We will evaluate expanding the disclosure should troubled debt restructurings increase significantly in other loan categories.

Comment 2

We note your response to prior comment 8 from our letter dated April 23, 2010. In your response, you state that a de minimus number of commercial real estate loan modifications have constituted troubled debt restructurings because the overall revised terms of the modifications were not deemed

Mark Chancy

SunTrust Banks, Inc.

June 24, 2010

concessionary and reflect current market terms. Please tell us and revise your future filings to:

a)      quantify the dollar amount of modified commercial real estate loans (and any other types of loans) not considered to be troubled debt restructurings; and

b)     describe the revised terms of the modifications and explain why they are not deemed concessionary and how they reflect current market terms.

Response

The following is our response to both of the questions above:

a)

During the first quarter of 2010, the amount of modified loans (commercial real estate and other) that were not considered troubled debt restructurings totaled approximately $220 million; approximately $130 million wholesale-related and $90 million consumer-related. As explained further in comment 2(b), these modifications occur in the ordinary course of our business as part of our overall risk management and client service activities.

b)

When undertaking a modification of a wholesale loan many factors are taken into account to strengthen the credit and financial position of the Company. Each borrower situation is unique but modifications may include securing one or more of the following items: additional collateral, pledges of securities or cash, additional guarantors or increased guarantees, increased pricing of the loan to market interest rates, curtailments, and changing the loan from interest only to payments that include amortization of principal and interest. The revised terms associated with these types of modifications reflect market terms and do not represent economic concessions.

Modifications of consumer loans that do not result in a troubled debt restructuring relate to extensions of construction-to-perm and lot loans. In some cases, the maturity date on these loans is extended as a result of construction delays in completing the build-out phase of the home. These borrowers continue to perform and there has not been a meaningful change in their financial condition; consequently, the extension is not deemed a troubled debt restructuring. In addition, we may grant short-term concessions of 1 to 6 months related to home equity loans. The concessions relate to either deferment of payments or a temporary reduction in the interest rate. These modifications represent approximately $25 million of the $90 million referenced in comment 2(a) and have not been classified as troubled debt restructurings due to the insignificance of the economic concession.

Given that these types of modifications are performed in the ordinary course of our business, albeit at an increasing frequency due to the current economic environment, and are insignificant in both magnitude and financial impact to SunTrust, it is management’s opinion that disclosure of these business activities would not be useful disclosure and is not uniformly disclosed by our peers. We intend to fully evaluate our credit-related disclosures, including troubled debt restructurings, when the FASB issues the final standard regarding “Disclosures about Credit Quality and the Allowance for Credit Losses”.

Mark Chancy

SunTrust Banks, Inc.

June 24, 2010

Comment 3

We note your response to prior comment 10 from our letter dated April 23, 2010. We note that you proactively reached out to certain clients to renegotiate terms of their loans as a result of stress tests performed on your income producing portfolio. Please revise your future filings to discuss the triggers or factors you review to identify these loans in order to proactively offer assistance.

Response

We will provide additional discussion in future filings regarding the factors evaluated in connection with our ongoing review of loans secured by income producing real estate. As noted in our prior response, we typically review factors such as cash flows, loan structures, collateral value, guarantees, etc., to assess overall risk and evaluate the benefits of proactively initiating discussions to improve a loan’s risk profile; however, there is not a standard set of factors that are employed in such assessments.

Comment 4

As a related matter, please tell us how you considered the guidance in ASC 470-60-15-8 when determining whether the aforementioned modified loans were troubled debt restructurings. Specifically, confirm to us that these modifications met the underwriting standards you used to issue new loans at current market rates.

Response

Market interest rates are considered in determining whether modified loans are troubled debt restructurings. Specifically, our evaluation of whether a modification constitutes a troubled debt restructuring considers the accounting guidance applicable to creditors in ASC 310-40-15-8 (which is identical to the troubled debt restructuring guidance applicable to debtors in ASC 470-60-15-8). Underwriting standards for modified wholesale loans are consistent with Interagency regulatory guidance, including the guidance provided in the Policy Statement on Prudent Commercial Real Estate Loan Workouts (October 2009). In instances where modifications did not constitute troubled debt restructurings, the loans were modified at market rates based on an evaluation of the risk profile of the borrower.

Notes to Financial Statements

Note 1 – Significant Accounting Policies

Allowance for Loan Losses, page 88

Comment 5

We note your response to prior comment 13 from our letter dated April 23, 2010. Please tell us, and revise your future filings to disclose the following regarding your appraisal process for collateral dependent loans:

a)      Whether you make any adjustments to appraisals and why;

b)     The type of appraisals, such as “retail value” or “as is value”;

c)      How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

Mark Chancy

SunTrust Banks, Inc.

June 24, 2010

d)	Describe the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

e)	Discuss how you determine the amount to charge-off; and

f)

In situations where appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for these loans.

Response

The following is our response to each of the questions above:

a)

Our in-house independent real estate valuation professionals order, review, and approve all third-party commercial real estate appraisals. They also have access to numerous data sources to maintain current perspectives on property values in the markets we serve. In limited instances, those valuation professionals make adjustments to appraisals for justifiable and well-supported reasons, such as a third-party appraiser not being aware of certain property specific factors or recent sales information.

b)

The type of valuation depends upon the nature of the real estate and the disposition strategy being employed. In all cases, an “as-is” value is determined; however, other types of value may also be used. For example, retail value may be used for a completed single-family home, but a discounted retail valuation would be more appropriate for a multi-lot subdivision with an extended sales period. “As-is” value could be used for partially developed property for which there are insufficient funds to complete the property, whereas an “as-complete” or “as-stabilized” value may be appropriate when resources are available to achieve the future state. The ultimate measure of value is based on property specific facts and circumstances, customary market practice, and regulation.

c)

Collateral values on partially charged-off loans continue to be monitored, and additional charge-offs may be warranted based upon subsequent valuations. A partially charged-off loan is not returned to accrual status based solely upon receipt of a higher, subsequent valuation; other factors considered include, but are not limited to, the borrower’s financial capacity, willingness and ability of the borrower and guarantor to repay the loan; the prospects for full repayment; market conditions; etc. As a result, loans that are partially charged-off are infrequently returned to accrual status unless they are part of a formal restructuring and meet strict performance criteria.

d)

Subsequent to receiving appraisals or performing formal internal evaluations, we monitor factors that can positively or negatively impact property value, such as the age of the last valuation, the volatility of property values in specific markets, changes in the value of similar properties, and changes in the characteristics of individual properties. These factors are incorporated into internal assessments of value that employ various valuation techniques, such as comparable sales and discounted cash flow analyses and are used to evaluate loan impairment and estimate incremental allowance for loan losses or charge-offs.

Mark Chancy

SunTrust Banks, Inc.

June 24, 2010

e)

A charge-off is taken when the amount of a loss is quantifiable and its timing is known. For real estate secured loans, this is a function of available cash flows, the value of the underlying collateral, the availability of third-party support, etc. When assessing property value for the purpose of determining a charge-off, a third-party appraisal/evaluation or an independently derived internal evaluation is generally obtained. The charge-off is recognized as the difference between the carrying value of the loan and capitalized interest and fees, if any, and the estimated fair value of the underlying real estate collateral, other collateral and other resources available to support the loan.

f)

As noted in our response to comment 5(d), subsequent to the receipt of an appraisal or formal evaluation, we utilize various data sources and valuation techniques to periodically derive internal estimates of value for real estate collateral.

The following is an updated draft of Note 1, “Significant Accounting Policies – Allowance for Loan and Lease Losses” from our 1st quarter Form 10-Q that we intend to include in our 2nd quarter Form 10-Q in response to the Staff’s comments.

Allowance for Loan and Lease Losses

“The Company’s charge-off policy meets or is more stringent than regulatory minimums. Losses on unsecured consumer loans are recognized at 90-days past due compared to the regulatory loss criteria of 120 days past due. Secured consumer loans, including residential real estate, are typically charged-off between 120 and 180 days past due, depending on the collateral type, in compliance with the FFIEC guidelines. Loans that have been partially charged-off remain on nonperforming status, regardless of collateral value, until specific borrower performance criteria are met.

The Company uses numerous sources of information in order to make an appropriate evaluation of a property’s value. Estimated collateral valuations are based on appraisals, broker price opinions, recent sales of foreclosed properties, automated valuation models, other property specific information, and relevant market information, supplemented by the Company’s internal property valuation professionals. The value estimate is based on an orderly disposition and marketing period of the property. In limited instances, the Company adjusts appraisals for justifiable and well-supported reasons, such as an appraiser not being aware of certain property specific factors or recent sales information. Appraisals generally represent the “as is” value of the property but may be adjusted based on the intended disposition strategy of the property.

For commercial real estate loans secured by property, an acceptable appraisal or other form of evaluation is obtained prior to the origination of the loan. Updated evaluations of the collateral’s value are obtained at least annually, or earlier if the credit quality of the loan deteriorates. In situations where an updated appraisal has not been received or a formal evaluation performed, the Company monitors factors that can positively or negatively impact property value, such as the age of the last valuation, the volatility of property values in specific markets, changes in the value of similar properties, and changes in the characteristics of individual properties. Changes in collateral value affect the ALLL through the risk rating or impaired loan evaluation process. Charge-offs are recognized when the amount of the loss is quantifiable and timing is known. The charge-off is measured based on the difference between the loan’s carrying value, including deferred fees, and the estimated fair value of the loan. When assessing property value for the purpose of determining a charge-off, a third-party appraisal or an independently derived internal evaluation is generally employed.

Mark Chancy

SunTrust Banks, Inc.

June 24, 2010

For mortgage loans secured by residential property where we are proceeding with a foreclosure action, we obtain a new valuation prior to 180 days past due and, if required, write the loan down to fair value, net of estimated selling and holding costs. In the event we decide not to proceed with a foreclosure action, we charge-off the full balance of the loan. If a loan remains in the foreclosure process for 12 months past the original charge-off, typically at 180 days past due, we obtain a new valuation and, if required, write the loan down to the new valuation, less estimated selling and holding costs. At foreclosure, a new valuation is obtained and the loan is transferred to OREO at the new valuation less estimated selling and holding costs; any loan balance in excess of the transfer value is charged-off. Estimated declines in value of the residential collateral between these formal evaluation events are captured in the ALLL based on changes in the house price index at the metropolitan statistical area or other market information.”

Note 11 – Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities, page 104

Comment 6	We note your response to prior comment 15 from our letter dated April 23, 2010. We are contemplating your response and may have further comments.

Response

We have a call scheduled with the Staff on Friday, June 25th to discuss your additional comments.

Note 21 – Contingencies, page 150

Comment 7

We note your response to prior comment 17 from our letter dated April 23, 2010. We note it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company’s financial condition or results of operations. Please revise your future filings to state, if true, that there will be no material impact to the Company’s cash flows.

Response

We will revise our future filings to clarify that it is management’s opinion that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company’s cash flows, as well as financial conditions or results of operations.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Chancy

SunTrust Banks, Inc.

June 24, 2010

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester

Audit Committee Chairman

Mr. James M. Wells III

Chairman and Chief Executive Officer

Mr. Raymond D. Fortin

Corporate Executive Vice President and

General Counsel

Mr. Thomas E. Panther

Controller and Chief Accounting Officer

Mr. David W. Leeds

Ernst & Young LLP, Coordinating Partner